

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Waterview Drive
(No. and Street)

Centerport	New York	11721
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George C. Reichle (631) 757-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110,	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George C. Reichle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.P. Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.P. SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

SCHEDULE 1

	2006	2005
Net capital		
Total stockholder's equity	$ 29,895	$ 17,857
Deductions:		
Non-allowable assets:		
Accounts receivable	3,428	3,147
Other assets	2,373	1,280
Investment securities	-	5,900
	5,801	10,327
Net capital before haircuts on security positions		
(tentative net capital)	24,094	7,530
Haircuts on other securities	(2,309)	-
Net capital	$ 21,785	$ 7,530
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$ 10,570	$ 24,452
Payroll taxes payable	860	860
Franchise tax payable	100	100
Total aggregate indebtedness	$ 11,530	$ 25,412
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 16,785	$ 2,530
Ratio: Aggregate indebtedness to net capital	0.52926 to 1	3.37477 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 23,907	$ 7,530
Audit adjustments to accrue additional expenses	(2,100)	-
Mathematical errors in the calculations of accounts receivable and payable (net)	(59)	-
Other audit adjustments	37	-
Net capital per above	$ 21,785	$ 7,530

See accompanying independent auditors' report
and notes to financial statements.

END